SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 1)

Northern Growers, LLC

(Name of Issuer)

Northern Growers, LLC

Ronald Anderson

LeRoy Bergan

Wendell Falk

R. Lars Herseth

Mark Lounsbery

Robert Metz

Robert Narem

Jeff Olson

Ronald Olson

Heath Peterson

Delton Strasser

Steve Street

J. Charles Walters

Bill Whipple

Robert Wittnebel

(Name of Person(s) Filing Statement)

Class A Capital Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Sarah M. Bernstein, Esq.

Barack Ferrazzano Kirschbaum & Nagelberg LLP

200 West Madison Street, Suite 3900

Chicago, Illinois  60606

(312) 984-3100

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$15,013,928	$1070.49

*                             For purposes of calculating the fee only.  Estimated transaction valuation is based on the book value per Class A capital unit ($0.7379) to be exchanged in the reclassification transaction for Class B or Class C capital units.  The estimated transaction valuation is equal to the product obtained by multiplying (A) ($0.7379) by (B) the estimated total number of Class A capital units (20,346,833) owned by all Class A members of record who hold fewer than 70,000 Class A capital units in each member’s account immediately prior to the effective time of the reclassification transaction to which this Rule 13e-3 Transaction Statement relates.

**                      Determined pursuant to Rule 0-11(b)(1) as the product of (a) $15,013,928 multiplied by (b) .00007130.

☒                      Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$1070.49	Filing Party:	Northern Growers, LLC

Form or Registration No.:	Schedule 13E-3	Date Filed:	January 22, 2010
	005-85189

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document.  Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Northern Growers, LLC, a South Dakota limited liability company (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder.  The Company is proposing that its members approve a proposed Sixth Amended and Restated Operating Agreement that will result in a reclassification of the Company’s Class A capital units held by members who are the record holders of fewer than 70,000 Class A capital units.  If the proposed amendments to our Fifth Amended and Restated Operating Agreement are approved and the reclassification is completed, Class A members of record with at least 40,000 Class A capital units but fewer than 70,000 Class A capital units immediately prior to the reclassification will receive one Class B capital unit for each Class A capital unit held prior to the reclassification, and Class A members of record with fewer than 40,000 Class A capital units immediately prior to the reclassification will receive one Class C capital unit for each Class A capital unit held prior to the reclassification.   All other Class A capital units will remain outstanding.  The effect of the reclassification will be to reduce the number of Class A members of record to less than 300, which will allow the Company to suspend its reporting obligations.

This Amendment No. 1 to Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed on Schedule 14A (referred to throughout this Amendment as the “Schedule 14A”) by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, pursuant to which the holders of Class A capital units will be given notice of the Special Meeting of Members at which they will be asked to approve the proposed Sixth Amended and Restated Operating Agreement, and to transact any other business properly brought before the special meeting.

The information contained in the Schedule 14A is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Schedule 14A.  As of the date hereof, the Schedule 14A is in preliminary form and is subject to completion or amendment.  The Schedule 13E-3 will be further amended to reflect such completion or amendment of the Schedule 14A.

All parenthetical references under the various Items contained in this Amendment No. 1 to Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Securities Exchange Act.

TRANSACTION STATEMENT

ITEM 1.  Summary Term Sheet.

(Reg. M-A 1001)

The information set forth in the Schedule 14A under the captions “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION” is hereby incorporated herein by reference.

ITEM 2.  Subject Company Information.

(Reg. M-A 1002)

(a)                                  The information set forth in the Schedule 14A under the caption “SUMMARY TERM SHEET—Northern Growers, LLC” is hereby incorporated herein by reference.

(b)                                 The information set forth in the Schedule 14A under the caption “SPECIAL FACTORS—Background of the Reclassification” is hereby incorporated herein by reference.

(c)                                  The information set forth in the Schedule 14A under the caption “MARKET PRICE OF NORTHERN GROWERS, LLC CLASS A CAPITAL UNITS AND DISTRIBUTION INFORMATION—Comparative Market Price Data” is hereby incorporated herein by reference.

(d)                                 The information set forth in the Schedule 14A under the caption “MARKET PRICE OF NORTHERN GROWERS, LLC CLASS A CAPITAL UNITS AND DISTRIBUTION INFORMATION” is hereby incorporated herein by reference.

(e)                                  Not applicable.

(f)                                    The information set forth in the Schedule 14A under the caption “CLASS A CAPITAL UNIT PURCHASE INFORMATION—Prior Purchases of Class A Capital units” is hereby incorporated herein by reference.

ITEM 3.  Identity and Background of Filing Person.

(Reg. M-A 1003(a) through (c))

(a)-(c)                The information set forth in the Schedule 14A under the captions “SUMMARY TERM SHEET—Northern Growers, LLC” and “MANAGEMENT” is hereby incorporated herein by reference.

ITEM 4.  Terms of Transaction.

(Reg. M-A 1004(a) and (c) through (f))

(a)                                  The information set forth in the Schedule 14A under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Overview of the Reclassification,” “SPECIAL FACTORS—Background of the Reclassification,” “SPECIAL FACTORS—Purpose and Structure of the Reclassification,” “SPECIAL FACTORS—Reasons for the Reclassification;

Fairness of the Reclassification; Board Recommendation,” “SPECIAL FACTORS—Effects of the Reclassification on Northern Growers; Plans or Proposals after the Reclassification,” “SPECIAL FACTORS—Effects of the Reclassification on Unit Holders of Northern Growers,” “SPECIAL FACTORS—Material Federal Income Tax Consequences of the Reclassification” and “ABOUT THE SPECIAL MEETING—Quorum; Vote Required for Approval” is hereby incorporated herein by reference.

(c)                                  The information set forth in the Schedule 14A under the captions “SPECIAL FACTORS—Overview of the Reclassification,” “SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” “SPECIAL FACTORS—Effects of the Reclassification on Unit Holders of Northern Growers” and “DESCRIPTION OF CAPITAL UNITS” is hereby incorporated herein by reference.

(d)                                 The information set forth in the Schedule 14A under the caption “SPECIAL FACTORS—Appraisal Rights and Dissenters’ Rights” is hereby incorporated herein by reference.

(e)                                  The information set forth in the Schedule 14A under the caption “SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation” is hereby incorporated herein by reference.

(f)                                    Not applicable.

ITEM 5.  Past Contacts, Transaction, Negotiations and Agreements.

(Reg. M-A 1005(a) through (c) and (e))

(a)                                  The information set forth in the Schedule 14A under the caption “TRANSACTIONS WITH RELATED PERSONS” is hereby incorporated herein by reference.

(b)-(c)     Not applicable.

(e)                                  The information set forth in the Schedule 14A under the caption “TRANSACTIONS WITH RELATED PERSONS” is hereby incorporated herein by reference.

ITEM 6.  Purposes of the Transaction and Plans or Proposals.

(Reg. M-A 1006(b) and (c)(1)-(8))

(b)                             The information set forth in the Schedule 14A under the captions “SPECIAL FACTORS—Effects of the Reclassification on Northern Growers; Plans or Proposals after the Reclassification” is hereby incorporated herein by reference.

(c)                                  The information set forth in the Schedule 14A under the captions “SPECIAL FACTORS—Background of the Reclassification,” “SPECIAL FACTORS—Effects of the Reclassification on Northern Growers; Plans or Proposals after the Reclassification,” and “SPECIAL FACTORS—Effects of the Reclassification on Unit Holders of Northern Growers”  is hereby incorporated herein by reference.

ITEM 7.  Purpose(s), Alternatives, Reasons and Effects.

(Reg. M-A 1013)

(a)-(c)                The information set forth in the Schedule 14A under the captions “SPECIAL FACTORS—Background of the Reclassification,” “SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” and “SPECIAL FACTORS—Purpose and Structure of the Reclassification” is hereby incorporated herein by reference.

(d)                                 The information set forth in the Schedule 14A under the captions “SPECIAL FACTORS—Background of the Reclassification,” “SPECIAL FACTORS—Effects of the Reclassification on Northern Growers; Plans or Proposals after the Reclassification,” “SPECIAL FACTORS—Effects of the Reclassification on Unit Holders of Northern Growers,” and “SPECIAL FACTORS—Material Federal Income Tax Consequences of the Reclassification” is hereby incorporated herein by reference.

ITEM 8.  Fairness of the Transaction.

(Reg. M-A 1014)

(a)-(f)                  The information set forth in the Schedule 14A under the captions “SPECIAL FACTORS—Background of the Reclassification,” and “SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” is hereby incorporated herein by reference.

ITEM 9.  Reports, Opinions, Appraisals and Negotiations.

(Reg. M-A 1015)

(a)-(c)                The information set forth in the Schedule 14A under the captions “SPECIAL FACTORS—Background of the Reclassification” and “SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation” is hereby incorporated herein by reference.

ITEM 10.  Source and Amount of Funds or Other Consideration.

(Reg. M-A 1007)

(a)-(b)               The information set forth in the Schedule 14A under the captions “SPECIAL FACTORS—Background of the Reclassification” and “SPECIAL FACTORS—Financing of the Reclassification” is hereby incorporated herein by reference.

(c)                                  The information set forth in the Schedule 14A under the caption “SPECIAL FACTORS—Fees and Expenses” is hereby incorporated herein by reference.

(d)           Not applicable.

ITEM 11.  Interest in Securities of the Subject Company.

(Reg. M-A 1008)

(a)                                  The information set forth in the Schedule 14A under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is hereby incorporated herein by reference.

(b)                                 The information set forth in the Schedule 14A under the caption “CLASS A CAPITAL UNIT PURCHASE INFORMATION—Recent Transactions” is hereby incorporated herein by reference.

ITEM 12.  The Solicitation or Recommendation.

(Reg. M-A 1012(d) and (e))

(d)                                 The information set forth in the Schedule 14A under the captions “ABOUT THE SPECIAL MEETING—Quorum; Vote Required for Approval,” “SPECIAL FACTORS—Background of the Reclassification,” “SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” and “SPECIAL FACTORS—Interests of Certain Persons in the Reclassification” is hereby incorporated herein by reference.

(e)                                  The information set forth in the Schedule 14A under the captions “SPECIAL FACTORS—Background of the Reclassification” and “SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation” is hereby incorporated herein by reference.

ITEM 13.  Financial Statements.

(Reg. M-A 1010(a) and (b))

(a)                                  The information set forth in the Schedule 14A under the caption “FINANCIAL INFORMATION—Selected Historical Financial Data” is hereby incorporated herein by reference.  In addition, the following documents are incorporated by reference herein:

•                  our Annual Report on Form 10-K for fiscal year ended December 31, 2008, including audited financial information; and

•                  our Quarterly Report on Form 10-Q for quarter year ended September 30, 2009, including unaudited financial information.

(b)                                 The information set forth in the Schedule 14A under the caption “FINANCIAL INFORMATION—Selected Historical Financial Data” is hereby incorporated herein by reference.

ITEM 14.  Persons/Assets, Retained, Employed, Compensated or Used.

(Reg. M-A 1009)

(a)-(b)               The information set forth in the Schedule 14A under the captions “ABOUT THE SPECIAL MEETING—Mailing of Meeting Statement” is hereby incorporated herein by reference.

ITEM 15.  Additional Information.

(Reg. M-A 1011(b))

(b)                                 The information set forth in the Schedule 14A, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16.  Material to be Filed as Exhibits.

(Reg. M-A 1016(a) through (d), (f) and (g))

(a)                                  Preliminary Schedule 14A, together with all appendices.*

(b)                                 Not applicable.

(c)                                  Not applicable.

(d)                                 Fifth Amended and Restated Operating Agreement.**

(f)            Not applicable.

(g)           Not applicable.

*                                         Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on March 12, 2010.

**                                  Incorporated by reference to Appendix A of Exhibit (a).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 2010

NORTHERN GROWERS, LLC

By:	/s/ Robert Narem
Name:	Robert Narem
Title:	Chief Executive Officer

OTHER FILING PERSONS:

/s/ Ronald Anderson	/s/ LeRoy Bergan
Ronald Anderson	LeRoy Bergan

/s/ Wendell Falk	/s/ R. Lars Herseth
Wendell Falk	R. Lars Herseth

/s/ Mark Lounsbery	/s/ Robert Metz
Mark Lounsbery	Robert Metz

/s/ Robert Narem	/s/ Jeff Olson
Robert Narem	Jeff Olson

/s/ Ronald Olson	/s/ Heath Peterson
Ronald Olson	Heath Peterson

/s/ Delton Strasser	/s/ Steve Street
Delton Strasser	Steve Street

/s/ J. Charles Walters	/s/ Bill Whipple
J. Charles Walters	Bill Whipple

/s/ Robert Wittnebel
Robert Wittnebel

Exhibit Index

Exhibit Number	Description

(a)	Preliminary Schedule 14A, together with all appendices.*
(b)	Not applicable.
(c)	Not applicable.
(d)	Fifth Amended and Restated Operating Agreement.**
(f)	Not applicable.
(g)	Not applicable.

*                                         Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on March 12, 2010.

**                                  Incorporated by reference to Appendix A of Exhibit (a).